MySwimPro, Inc.

Financial Statements

December 31, 2017



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

MYSWIMPRO, INC.

Table of Contents

	Page
Report of Independent Accountants	1
Financial Statements:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity (Deficit)	4
Statement of Cash Flows	5
Notes to Financial Statements	6

>>Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
MySwimPro, Inc.
Ann Arbor, Michigan

We have reviewed the accompanying financial statements of MySwimPro, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

January 24, 2019
Glen Allen, Virginia

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

MYSWIMPRO, INC.

Balance Sheet
December 31, 2017

Assets

Current assets:		
Cash	$	168,865
Accounts receivable		30,093
Total current assets	$	198,958

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:		
Deferred revenue	$	34,527
Long-term liabilities:		
Convertible notes		180,530
Total liabilities		215,057
Stockholders' equity (deficit):		
Common stock at $0.0001 par value, 5,000,000 shares authorized;		
1,012,500 shares issued and outstanding in 2017		101
Accumulated deficit		(16,200)
Total stockholders' deficit		(16,099)
Total liabilities and stockholders' deficit	$	198,958

See report of independent accountants and accompanying notes to financial statements.

MYSWIMPRO, INC.

Statement of Operations
Year Ended December 31, 2017

Revenue, net	$	80,446
Operating expenses:		
Personnel expenses		118,081
Advertising		4,661
Travel		7,209
General and administrative expenses		16,849
Total operating expenses		146,800
Operating loss		(66,354)
Other income		64,526
Net loss	$	(1,828)

See report of independent accountants and accompanying notes to financial statements.

MYSWIMPRO, INC.

Statement of Changes in Stockholders' Equity (Deficit)
Year Ended December 31, 2017

	Common Stock	Accumulated Deficit	Total
Balance January 1, 2017	$ 100	$ (14,372)	$ (14,272)
Issuance of common stock	1	-	1
Net loss	-	(1,828)	(1,828)
Balance December 31, 2017	$ 101	$ (16,200)	$ (16,099)

See report of independent accountants and accompanying notes to financial statements.

MYSWIMPRO, INC.

Statement of Cash Flows
Year Ended December 31, 2017

Cash flows provided by operating activities:		
Net loss	$	(1,828)
Adjustments to reconcile net loss to cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(30,093)
Deferred revenue		34,527
Net cash provided by operating activities		2,606
Cash flows from financing activities:		
Proceeds from issuance of convertible notes		130,530
Proceeds from issuance of common stock		1
Net cash provided by financing activities		130,531
Net change in cash		133,137
Cash, beginning of year		35,728
Cash, end of year	$	168,865

See report of independent accountants and accompanying notes to financial statements.

5

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: MySwimPro, Inc. (the "Company") was incorporated in the state of Delaware on March 23, 2015 and operates out of Ann Arbor, Michigan. The Company develops mobile and wearable applications that help swimmers and triathletes achieve their fitness goals by delivering personalized training content.

Management's Plans: The Company's strategic plan for 2018 and beyond is focused on reaching profitability and continuing both paid and organic growth. These objectives will be achieved through onboarding new global partners and improving the premium subscriber conversion rate. The Company believes that the combination of its strategic plan and capital contributions from its financing operations will enable the Company to continue to scale and be a leader in the endurance coaching industry.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: The Company sells its subscriptions to customers on an open credit basis. The Company's accounts receivable are generally uncollateralized. Management closely monitors outstanding accounts receivable and provides an allowance for any balances that are determined to be uncollectible. No allowance was deemed necessary at December 31, 2017.

Revenue Recognition: The Company recognizes revenue from subscription fees pro-rata over the subscription period. Amounts collected for subscription fees in advance of the services being provided are recorded as deferred revenue and recognized when earned.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $4,661 for 2017.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through January 24, 2019, the date the financial statements were available for issuance and has determined there are no subsequent events to be reported in the accompanying financial statements.

2.   **Convertible Notes:**

The Company has various convertible simple agreements for future equity ("SAFE") notes outstanding at December 31, 2017 with a total principal amount of $180,530. The notes do not bear interest and certain notes have a valuation cap of $5,000,000. The notes will convert upon any of the following events: equity financing, liquidity event leading to a change in control, dissolution, or termination of the notes which will occur if any of the previous events take place or the notes are settled by the Company in stock or payment of principal. The full principal amount of the notes were outstanding as of the date of this report.

3.   **Stockholders' Equity:**

Pursuant to its amended articles of incorporation, the Company is authorized to issue 5,000,000 shares of common stock with a par value of $0.0001 per share. The holder of each share of common stock is entitled to one vote. At December 31 2017, there were 1,012,500 shares issued and outstanding.

During 2017, the Company issued 12,500 shares of common stock in exchange for consideration totaling $1.25 (par value).

4.   **Income Taxes:**

The Company has U.S. and state net operating loss carry forwards of approximately $16,200 at December 31, 2017, available to offset future taxable income in the U.S. which begin to expire in 2035.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

5.   **Other Income:**

The Company participated in various events during 2017 in which it earned prize money through organizations supporting the growth and advancement of start-up companies. The prize money received during these events totaled $64,526 and was recorded as other income in the accompanying statement of operations.